[Letterhead of Sutherland Asbill & Brennan LLP]

April 5, 2010

VIA EDGAR

James E. O’Connor, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Solar Capital Ltd.

Amendment No. 2 to Registration Statement on Form N-2 filed April 5, 2010

File No. 333-147937

Dear Mr. O’Connor:

On behalf of Solar Capital Ltd. (the “Company”), please find attached Amendment No. 2 (the “Current Amendment”) to the Company’s registration statement on Form N-2 (File No. 333-147937) relating to the resale of certain shares of its common stock by the holders thereof (the “Resale Registration Statement”), which was filed with the Securities and Exchange Commission (the “Commission”) concurrent with this letter. On behalf of the Company, we hereby respectfully request that the staff of the Commission (the “Staff”) afford the Current Amendment selective review in accordance with Securities Act Release No. 6510 (February 15, 1984).

The disclosure contained in the Current Amendment is substantially similar to the disclosure contained in the prior amendment to the Resale Registration Statement, filed with the Commission on December 15, 2008, except for (i) information specific to the terms and manner of the Company’s initial public offering, which was completed in February 2010, (ii) the inclusion of audited financial statements and related financial data as of December 31, 2009, as well as disclosure relating thereto and (iii) certain additional information to conform the Resale Registration Statement to the disclosure set forth in the Company’s registration statement on Form N-2 (File No. 333-148734) relating to its initial public offering, which registration statement was declared effective by the Staff on February 9, 2010.

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If you have any questions or additional comments concerning the foregoing, please contact John J. Mahon at (202) 383-0515, or the undersigned at (202) 383-0176.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm